Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Presentation held at Havbrukskonferansen

Please find attached the presentation held by the CEO of Marine Harvest at Havbrukskonferansen in Oslo today.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG Havbrukskonferansen 24 nov 2015: http://hugin.info/209/R/1969093/719636.pdf